SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November 9, 2018
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relations Officer
Mario Azevedo de Arruda Sampaio
Head of Capital Markets and Investor Relations

SABESP announces 3Q18 results

São Paulo, November 8, 2018 - Companhia de Saneamento Básico do Estado de São Paulo - SABESP (B3: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based on the number of costumers, announces today its 3Q18 results. The Company’s operating and financial information, except when indicated otherwise is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2017.

SBSP3: R$ 27.20/share SBS: US$ 7.32 (ADR=1 share) Total shares: 683,509,869 Market value: R$ 19.24 billion Closing quote: 11/08/2018

R$ million

Gross operating revenue
3,331.6
2,999.7
11.1%
Net operating revenue
3,810.8
3,536.5
7.8%
Costs, adm. & selling expenses and construction costs
2,719.2
2,405.9
13.0%
Adjusted EBITDA
1,434.6
1,456.3
1.5%
Adjusted EBIT
1,092.1
1,131.8
3.5%
Net income
565.2
900.5
37.2%
3Q18
3Q17

1. Financial highlights

R$ million
		3Q18	3Q17	Chg. (R$)%		9M18	9M17	Chg. (R$)%
	Gross operating revenue ¹	3,331.6	2,999.7	331.9	11.1	9,862.3	8,930.6	931.7	10.4
	Construction revenue	724.1	712.9	11.2	1.6	2,038.4	2,215.2	(176.8)	(8.0)
	COFINS and PASEP and TRCF taxes ²	(244.9)	(176.1)	(68.8)	39.1	(718.0)	(555.9)	(162.1)	29.2
(=)	Net operating revenue	3,810.8	3,536.5	274.3	7.8	11,182.7	10,589.9	592.8	5.6
	Costs and expenses	(2,011.3)	(1,711.4)	(299.9)	17.5	(5,975.5)	(5,528.0)	(447.5)	8.1
	Construction costs	(707.9)	(694.5)	(13.4)	1.9	(1,992.6)	(2,165.9)	173.3	(8.0)
	Equity result	0.5	1.2	(0.7)	(58.3)	4.2	4.7	(0.5)	(10.6)
	Other operating revenue (expenses), net	34.2	14.6	19.6	134.2	62.0	37.7	24.3	64.5
(=)	Earnings before financial result, income tax and social contribution	1,126.3	1,146.4	(20.1)	(1.8)	3,280.8	2,938.4	342.4	11.7
	Financial result	(262.8)	222.9	(485.7)	(217.9)	(1,293.9)	(54.5)	(1,239.4)	2,274.1
(=)	Earnings before income tax and social contribution	863.5	1,369.3	(505.8)	(36.9)	1,986.9	2,883.9	(897.0)	(31.1)
	Income tax and social contribution	(298.3)	(468.8)	170.5	(36.4)	(659.4)	(977.2)	317.8	(32.5)
(=)	Net income	565.2	900.5	(335.3)	(37.2)	1,327.5	1,906.7	(579.2)	(30.4)
	Earnings per share* (R$)	0.83	1.32	-	-	1.94	2.79

¹ Includes Revenue from Regulatory, Control and Inspection Fee (TRCF - Taxa de Regulação, Controle e Fiscalização) since November/2017, in the amount of R$ 15.8 million in the quarter and R$47.2 in the 9M.

² Includes TRCF transfers in the amount of R$13.5 million in the quarter and R$40.4 in the 9M.
* Total shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)

R$ million
		3Q18	3Q17	Chg. (R$)%		9M18	9M17	Chg. (R$)%
	Net income	565.2	900.5	(335.3)	(37.2)	1,327.5	1,906.7	(579.2)	(30.4)
	Income tax and social contribution	298.3	468.8	(170.5)	(36.4)	659.4	977.2	(317.8)	(32.5)
	Financial result	262.8	(222.9)	485.7	(217.9)	1,293.9	54.5	1,239.4	2,274.1
	Other operating revenues (expenses), net	(34.2)	(14.6)	(19.6)	134.2	(62.0)	(37.7)	(24.3)	64.5
(=)	Adjusted EBIT*	1,092.1	1,131.8	(39.7)	(3.5)	3,218.8	2,900.7	318.1	11.0
	Depreciation and amortization	342.5	324.5	18.0	5.5	997.4	974.5	22.9	2.3
(=)	Adjusted EBITDA **	1,434.6	1,456.3	(21.7)	(1.5)	4,216.2	3,875.2	341.0	8.8
	(%) Adjusted EBITDA margin	37.6	41.2			37.7	36.6
* Adjusted EBIT is net income before: (i) other operating revenues / expenses, net; (ii) financial result; and (iii) income tax and social contribution.
** Adjusted EBITDA is net income before: (i) depreciation and amortization expenses; (ii) income tax and social contribution; (iii) financial result; and (iv) other operating revenues / expenses, net.

In 3Q18, the net operating revenue, which considers construction revenue, totaled R$3,810.8 million, an increase of 7.8% over the same period of the previous year.

Costs and expenses, which include construction costs, totaled R$2,719.2 million, a 13.0% increase when compared to the same period of 2017.

Adjusted EBIT, in the amount of R$1,092.1 million, decreased 3.5% compared to the R$1,131.8 million presented in 3Q17.

Adjusted EBITDA, in the amount of R$1,434.6 million, decreased 1.5% when compared to the R$1,456.3 million presented in 3Q17 (R$5,610.3 million in the last 12 months).

Adjusted EBITDA margin in 3Q18 was 37.6%, against 41.2% in 3Q17 (36.9% in the last 12 months).

Excluding the effects of revenue and construction costs, the adjusted EBITDA margin was 46.0% in 3Q18 (50.9% in 3Q17 and 45.3% in the last 12 months).

In 3Q18 the Company recorded a net income of R$565.2 million, compared to a net income of R$900.5 million in 3Q17.

2. Gross operating revenue

The gross operating revenue related to sanitation services, in the amount of R$3,331.6 million, which does not consider the construction revenue, increased by R$331.9 million or 11.1%, when compared to R$2,999.7 million in 3Q17.

The main factors that led to the increase were:

•         Tariff repositioning index of 7.9% since November 2017; and

•         Tariff repositioning index of 3.5% since June 2018.

The increase caused by the above-mentioned factors was partially offset by the higher recognition with allowance for doubtful accounts regarding the wholesale sales in 3Q18, in the amount of R$42.7 million, due to the lower revenue in the period, mainly from the municipality of Guarulhos.

There was no relevant variation in the total billed volume in the related period.

3. Construction revenue

Construction revenue increased by R$11.2 million or 1.6%, when compared to the same period of 2017. The variation is mainly due to the higher investment in the municipalities served by the Company.

4. Billed volume

The tables below show the billed volumes of water and sewage, in the quarter and year-to-date comparison, per consumer category and region.

WATER AND SEWAGE BILLED VOLUME(1) PER CUSTOMER CATEGORY - million m3
		Water			Sewage		Water + Sewage
Category	3Q18	3Q17%		3Q18	3Q17%		3Q18	3Q17%
Residential	394.6	394.2	0.1	338.4	336.3	0.6	733.0	730.5	0.3
Commercial	41.0	41.6	(1.4)	40.0	40.1	(0.2)	81.0	81.7	(0.9)
Industrial	7.7	7.8	(1.3)	9.2	9.4	(2.1)	16.9	17.2	(1.7)
Public	10.1	10.2	(1.0)	9.1	9.2	(1.1)	19.2	19.4	(1.0)
Total retail	453.4	453.8	(0.1)	396.7	395.0	0.4	850.1	848.8	0.2
Wholesale (3)	66.6	65.4	1.8	7.2	8.6	(16.3)	73.8	74.0	(0.3)
Total	520.0	519.2	0.2	403.9	403.6	0.1	923.9	922.8	0.1
		Water			Sewage		Water + Sewage
Category	9M18	9M17%		9M18	9M17%		9M18	9M17%
Residential	1,199.5	1,177.9	1.8	1,025.7	1,002.7	2.3	2,225.2	2,180.6	2.0
Commercial	124.8	123.9	0.7	120.5	118.9	1.3	245.3	242.8	1.0
Industrial	23.3	23.6	(1.3)	28.2	28.1	0.4	51.5	51.7	(0.4)
Public	30.3	30.6	(1.0)	27.2	27.1	0.4	57.5	57.7	(0.3)
Total retail	1,377.9	1,356.0	1.6	1,201.6	1,176.8	2.1	2,579.5	2,532.8	1.8
Wholesale (3)	196.1	191.6	2.3	23.4	26.5	(11.7)	219.5	218.1	0.6
Total	1,574.0	1,547.6	1.7	1,225.0	1,203.3	1.8	2,799.0	2,750.9	1.7

WATER AND SEWAGE BILLED VOLUME(1) PER REGION - million m3
	Water			Sewage			Water + Sewage
Region	3Q18	3Q17%		3Q18	3Q17%		3Q18	3Q17%
Metropolitan	295.2	295.1	-	258.6	257.6	0.4	553.8	552.7	0.2
Regional (2)	158.2	158.7	(0.3)	138.1	137.4	0.5	296.3	296.1	0.1
Total retail	453.4	453.8	(0.1)	396.7	395.0	0.4	850.1	848.8	0.2
Wholesale (3)	66.6	65.4	1.8	7.2	8.6	(16.3)	73.8	74.0	(0.3)
Total	520.0	519.2	0.2	403.9	403.6	0.1	923.9	922.8	0.1
	Water			Sewage			Water + Sewage
Region	9M18	9M17%		9M18	9M17%		9M18	9M17%
Metropolitan	893.3	877.5	1.8	780.2	763.9	2.1	1,673.5	1,641.4	2.0
Regional (2)	484.6	478.5	1.3	421.4	412.9	2.1	906.0	891.4	1.6
Total retail	1,377.9	1,356.0	1.6	1,201.6	1,176.8	2.1	2,579.5	2,532.8	1.8
Wholesale (3)	196.1	191.6	2.3	23.4	26.5	(11.7)	219.5	218.1	0.6
Total	1,574.0	1,547.6	1.7	1,225.0	1,203.3	1.8	2,799.0	2,750.9	1.7
(1) Unaudited
(2) Including coastal and interior region
(3) Reused water volume and non-domestic sewage are included in

5. Costs, administrative & selling expenses and construction costs

Costs, administrative and selling expenses and construction costs increased by R$313.3 million in 3Q18 (13.0%). Excluding construction costs, there was an increase of R$299.9 million (17.5%).

As a percentage of net revenue, costs, administrative and selling expenses and construction costs represented 71.4% in 3Q18, against 68.0% in 3Q17.

R$ million
	3Q18	3Q17	Chg. (R$)%		9M18	9M17	Chg. (R$)%
Salaries and payroll charges and Pension plan obligations	692.2	623.4	68.8	11.0	2,002.3	1,927.8	74.5	3.9
General supplies	61.0	39.8	21.2	53.3	169.9	117.4	52.5	44.7
Treatment supplies	58.1	60.1	(2.0)	(3.3)	195.5	198.9	(3.4)	(1.7)
Services	366.5	288.4	78.1	27.1	1,063.2	920.9	142.3	15.5
Electricity	241.5	203.6	37.9	18.6	692.1	591.2	100.9	17.1
General expenses	216.7	184.4	32.3	17.5	685.0	633.9	51.1	8.1
Tax expenses	13.5	21.6	(8.1)	(37.5)	44.1	75.9	(31.8)	(41.9)
Sub-total	1,649.5	1,421.3	228.2	16.1	4,852.1	4,466.0	386.1	8.6
Depreciation and amortization	342.5	324.5	18.0	5.5	997.4	974.5	22.9	2.3
Allowance for doubtful accounts	19.3	(34.4)	53.7	(156.1)	126.0	87.5	38.5	44.0
Sub-total	361.8	290.1	71.7	24.7	1,123.4	1,062.0	61.4	5.8
Costs, administrative and selling expenses	2,011.3	1,711.4	299.9	17.5	5,975.5	5,528.0	447.5	8.1
Construction costs	707.9	694.5	13.4	1.9	1,992.6	2,165.9	(173.3)	(8.0)
Costs, adm & selling expenses and construction costs	2,719.2	2,405.9	313.3	13.0	7,968.1	7,693.9	274.2	3.6
% of net revenue	71.4	68.0			71.3	72.7

5.1. Salaries and payroll charges and Pension plan obligations

In 3Q18, there was an increase of R$68.8 million or 11.0%, due to the following factors:

•         Increase of R$61.5 million due to the provision for employees who joined the Knowledge Retention Program (Programa de Retenção de Conhecimento - PRC) launched by the Company in 2Q18, aiming to mitigate the impact of the exit of employees who possess strategic knowledge acquired throughout their career, through the transfer of intellectual capital;

•         Increase of R$43.7 million in expenses related to health insurance; and

•         Increase of R$16.7 million, mainly due to the 1.7% increase related to the Career and Salary Plan (Plano de Cargos e Salários) in February 2018, salary increases of 1.3% in May 2018 and the hiring of 675 new employees in 3Q18.

The increases above were partially offset by the reversal of R$56.2 million in the provision for the Provision for Consent Decree (Termo de Ajuste de Conduta - TAC), related to the employees who joined the PRC.

5.2. General Materials

Increase of R$21.2 million, or 53.3%, mainly due to the greater use of materials in the maintenance in water and sewage networks and in the maintenance of real estate and facilities, in the amount of R$8.0 million and R$5.9 million, respectively.

5.3 Services

Service expenses in the amount of R$366.5 million increased by R$78.1 million, or 27.1%, compared to the R$288.4 million recorded in 3Q17. The increase in this line was distributed in several items, the main ones were:

•         Increased hiring of technical services in 3Q18, in the amount of R$27.9 million, mainly related to: (i) customer service, in the amount of R$3.7 million; and (ii) IT technical support, in the amount of R$3.5 million;

•         Greater services execution in maintenance, in the water and sewage systems, in the amount of R$7.8 million;

•         Increased surveillance expenses, in the amount of R$6.1 million; and

•         Maintenance of properties and facilities, in the amount of R$5.4 million.

5.4. Electricity

Electricity expenses totaled R$241.5 million in 3Q18, an increase of R$37.9 million or 18.6% when compared to the R$203.6 million in 3Q17. This variation was mainly due to:

•         Average increase of 10.1% in free market tariffs (Ambiente de Contratação Livre - ACL), with a decrease of 1.3% in consumption;

•         Average increase of 11.4% in the grid market tariffs (Tarifas de Uso do Sistema de Distribuição - TUSD), with a 10.5% increase in consumption; and

•         Average increase of 20.4% in regulated market tariffs (Ambiente de Contratação Regulada - ACR), with a decrease of 0.9% in consumption.

In 3Q18, ACL represented 34.3% of the total amount of electricity consumed by the Company, TUSD 34.1% and ACR represented 31.6% of this amount.

5.5. General expenses

An increase of R$32.3 million or 17.5%, totaling R$216.7 million in 3Q18, compared to R$184.4 million in 3Q17, mainly due to the following factors:

•         Higher expenses related to charging for use of water, in the amount of R$23.0 million, related to a additional payment made to Foundation Agency of Alto Tietê Water Basin (Fundação Agência Bacia Hidrográfica Alto Tietê - FABHAT ) from 2014 to 2016; due to the signature of a Recognition of Obligations Term (Termo de Reconhecimento de Obrigações) between the Company and FABHAT  in 3Q18; and

•         Higher provision for transfer to the São Paulo Municipal Fund for Environmental Sanitation and Infrastructure (Fundo Municipal de Saneamento Ambiental e Infraestrutura de São Paulo), in the amount of R$15.2 million.

The above-mentioned increases were partially offset by the lower provisioning for lawsuits in 3Q18, in the amount of R$8.7 million.

5.6. Depreciation and Amortization

The expenses with depreciation and amortization increased by R$18.0 million or 5.5%, mainly due to the start-up of intangible assets, in the amount of R$3.7 billion.

5.7. Allowance for doubtful accounts

Increase of R$53.7 million, mainly due to:

•         Lower recovery of unpaid amounts of R$30.1 million in 3Q18; and

•         Increase in delinquency rates, with an impact of R$23.6 million.

6. Other Operating Revenues (Expenses), Net

Increase of R$19.6 million, mainly related to the higher receipt of resources from the Water Basin Decontamination Program (Programa de Despoluição de Bacias Hidrográficas) in 3Q18, in the amount of R$12.8 million.

7. Financial result

R$ million
	3Q18	3Q17	Chg.	%
Financial expenses, net of income	(95.1)	(44.5)	(50.6)	113.7
Net monetary and exchange variation	(167.7)	267.4	(435.1)	(162.7)
Financial result	(262.8)	222.9	(485.7)	(217.9)

7.1. Financial expenses, net of income

R$ million
	3Q18	3Q17	Chg.	%
Financial expenses
Interest and charges on domestic loans and financing	(84.2)	(72.4)	(11.8)	16.3
Interest and charges on international loans and financing	(45.7)	(28.7)	(17.0)	59.2
Other financial expenses	(46.3)	(30.6)	(15.7)	51.3
Total financial expenses	(176.2)	(131.7)	(44.5)	33.8
Financial income	81.1	87.2	(6.1)	(7.0)
Financial expenses net of income	(95.1)	(44.5)	(50.6)	113.7

Increase of R$50.6 million, mainly due to the following factors:

•         Increase of R$11.8 million in interest and charges on domestic loans and financings, mainly due to the lower capitalized amount to intangible assets in 3Q18 when compared to 3Q17;

•         Increase of R$17.0 million in interest and charges on foreign loans and financings, mainly due to the higher outstanding amounts in 3Q18 when compared to 3Q17, resulting from the appreciation of the dollar and yen against the real; and

•         Increase of R$15.7 million in other financial expenses, mainly due to: (i) recognition of interest on investment related to the Public-Private Partnership - PPP, in 3Q18, in the amount of R$36.1 million, due to the full startup of the São Lourenço Production System (Sistema Produtor São Lourenço) in July 2018; and (ii) lower recognition of interest in lawsuits, in the amount of R$16.8 million.

7.2. Monetary and exchange variation, net

R$ million
	3Q18	3Q17	Chg.	%
Monetary variation on loans and financing	(21.3)	(3.6)	(17.7)	491.7
Currency exchange variation on loans and financing	(190.8)	253.2	(444.0)	(175.4)
Other monetary variations	2.3	(0.9)	3.2	(355.6)
Monetary/exchange rate variation on liabilities	(209.8)	248.7	(458.5)	(184.4)
Monetary/exchange rate variation on assets	42.1	18.7	23.4	125.1
Monetary/exchange rate variation, net	(167.7)	267.4	(435.1)	(162.7)

The effect of net monetary and exchange variations in 3Q18 was R$435.1 million higher than in 3Q17, highlighting the increase of R$444.0 million in exchange variation on loans and financing, due to the appreciation of the dollar and the yen against real in 3Q18 (3.8% and 1.3%, respectively) when compared to the depreciation occurred in 3Q17 (-4.2% and -4.5%, respectively).

8. Income tax and Social contribution

The Company recorded a decrease of R$170.5 million, due to the lower taxable result presented in 3Q18, mainly due to the appreciation of the dollar and yen against the real in 3Q18, when compared to the depreciation in 3Q17.

9. Indicators

9.1. Operating

Operating indicators *	3Q18	3Q17%
Water connections(1)	9,010	8,807	2.3
Sewage connections (1)	7,449	7,247	2.8
Population directly served - water (2)	25.0	24.9	0.4
Population directly served - sewage (2)	21.7	21.5	0.9
Number of employees	14,170	13,901	1.9
Water volume produced in the quarter (3)	693	695	(0.3)
Water volume produced in the year (3)	2,087	2,082	0.2
IPM - Measured water loss (%)	30.0	31.1	(3.5)
IPDt (liters/connection x day)	292	306	(4.6)

(1)	Total connections, active and inactive, in thousand units at the end of the period
(2)	In million inhabitants, at the end of the period. Not including wholesale
(3)	In millions of cubic meters
(*) Unaudited

9.2. Financial

Economic Variables at the close of the quarter*	3Q18	3Q17
Amplified Consumer Price Index (1)	0.72	0.59
National Consumer Price Index(1)	0.55	0.12
Consumer Price Index (1)	1.03	0.11
Referential Rate (1)	0.0000	0.1132
Interbank Deposit Certificate (2)	6.39	8.14
US DOLAR (3)	4.0039	3.1680
YEN (3)	0.03528	0.02813

(1) Accrued in 2018 (%)
(2) Quarterly average
(3) Ptax sales on the last day
(*) Unaudited

10. Loans and financing

R$ thousand
INSTITUTION	DEBT PROFILE							Total
	2018	2019	2020	2021	2022	2023	2024 up to 2034
Local currency
Caixa Econômica Federal	18,270	74,079	76,853	80,875	85,215	77,578	909,839	1,322,709
Debentures	309,883	1,044,297	587,169	479,076	558,337	361,791	353,247	3,693,800
BNDES	30,307	121,229	103,019	102,569	102,569	96,837	540,620	1,097,150
Leasing	4,527	33,924	35,577	37,374	39,328	42,091	374,771	567,592
Others	344	1,376	1,376	1,376	1,376	1,376	2,640	9,864
Interest and other charges	43,231	58,181	-	-	-	-	-	101,412
Total Local Currency	406,562	1,333,086	803,994	701,270	786,825	579,673	2,181,117	6,792,527
Foreign currency
IADB	-	169,385	169,385	169,385	169,385	169,385	1,604,859	2,451,784
IBRD	-	12,171	24,342	24,342	24,342	24,342	255,666	365,205
Deutsche Bank 350	150,146	297,253	-	-	-	-	-	447,399
Eurobond	-	-	1,399,512	-	-	-	-	1,399,512
JICA	1,489	139,060	139,060	139,060	139,060	139,060	1,290,668	1,987,457
IDB 1983AB	-	70,838	69,935	30,799	30,799	29,158	-	231,529
Interest and other charges	41,972	9,583	-	-	-	-	-	51,555
Total in foreign currency	193,607	698,290	1,802,234	363,586	363,586	361,945	3,151,193	6,934,441
Total	600,169	2,031,376	2,606,228	1,064,856	1,150,411	941,618	5,332,310	13,726,968

11. Capex

3Q18 investments totaled R$795.6 million, including R$61.6 million related to the São Lourenço PPP.

12. Conference calls

In English

November 9, 2018 - Friday

11:00 pm  US EST / 02:00 pm  (Brasília)

Dial in: + 1 (412) 317-5486

Conference ID: Sabesp

Replay available for 7 days

Dial in: +1 (412) 317-0088

Replay ID: 10123641

Click here for the webcast

In Portuguese

November 9, 2018 - Friday

7:30 am  US EST / 10:30 am (Brasília)

Dial in: +55 (11) 3193-1001

Conference ID: Sabesp

Replay available for 7 days

Dial in: +55 (11) 3193-1012

Replay ID: 5189882

Click here for the webcast

For more information, please contact:

Mario Arruda Sampaio

Head of Capital Markets and Investor Relations

Phone.(55 11) 3388-8664

E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi

Investor Relations Manager

Phone.(55 11) 3388-8793

E-mail: abairoldi@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income Statement

Brazilian Corporate Law		R$ '000
	3Q18	3Q17
Net Operating Income	3,810,781	3,536,444
Operating Costs	(2,313,289)	(2,047,318)
Gross Profit	1,497,492	1,489,126
Operating Expenses
Selling	(189,329)	(124,619)
Administrative revenue (expenses)	(216,543)	(233,926)
Other operating revenue (expenses), net	34,159	14,642
Operating Income Before Shareholdings	1,125,779	1,145,223
Equity Result	502	1,232
Earnings Before Financial Results, net	1,126,281	1,146,455
Financial, net	(83,141)	(30,289)
Exchange gain (loss), net	(179,629)	253,158
Earnings before Income Tax and Social Contribution	863,511	1,369,324
Income Tax and Social Contribution
Current	(303,572)	(406,548)
Deferred	5,225	(62,251)
Net Income for the period	565,164	900,525
Registered common shares ('000)	683,509	683,509
Earnings per shares - R$ (per share)	0.83	1.32
Depreciation and Amortization	(342,520)	(324,516)
Adjusted EBITDA	1,434,642	1,456,329
% over net revenue	37.7%	41.2%

Balance Sheet

Brazilian Corporate Law		R$ '000
ASSETS	09/30/2018	12/31/2017
Current assets
Cash and cash equivalents	3,619,253	2,283,047
Trade receivables	1,739,377	1,672,595
Related parties and transactions	152,518	180,773
Inventories	66,946	85,671
Restricted cash	25,017	18,822
Currrent recoverable taxes	238,713	276,585
Other receivables	112,540	56,592
Total current assets	5,954,364	4,574,085

Noncurrent assets
Trade receivables	221,408	215,910
Related parties and transactions	674,876	634,387
Escrow deposits	163,980	122,686
Water National Agency – ANA	50,454	70,487
Other receivables	111,476	113,123

Equity investments	41,783	36,932
Investment properties	47,632	57,652
Intangible assets	34,733,454	33,466,132
Property, plant and equipment	246,648	255,050
Total noncurrent assets	36,291,711	34,972,359

Total assets	42,246,075	39,546,444

LIABILITIES AND EQUITY	09/30/2018	12/31/2017
Current liabilities
Trade payables	384,482	344,947
Borrowings and financing	2,104,480	1,746,755
Accrued payroll and related charges	609,295	588,073
Taxes and contributions	109,114	183,965
Dividends and interest on capital payable	436	598,612
Provisions	509,687	607,959
Services payable	399,590	408,275
Public-Private Partnership – PPP	78,832	60,007
Program Contract Commitments	175,405	128,802
Other liabilities	112,780	104,485
Total current liabilities	4,484,101	4,771,880

Noncurrent liabilities
Borrowings and financing	11,622,488	10,354,211
Deferred income tax and social contribution	91,944	36,754
Deferred Cofins and Pasep	136,493	130,182
Provisions	425,507	470,245
Pension obligations	2,962,815	2,932,338
Public-Private Partnership – PPP	3,312,730	3,011,409
Program Contract Commitments	66,552	110,698
Other liabilities	356,494	215,718
Total noncurrent liabilities	18,975,023	17,261,555

Total liabilities	23,459,124	22,033,435

Equity
Paid-up capital	10,000,000	10,000,000
Profit reserve	7,997,571	8,051,110
Other comprehensive income	(538,101)	(538,101)
Retained earnings	1,327,481	-
Total equity	18,786,951	17,513,009

Total equity and liabilities	42,246,075	39,546,444

Cash Flow

Brazilian Corporate Law		R$ '000
	Jan-Sep	Jan-Sep
	2018	2017
Cash flow from operating activities
Profit before income tax and social contribution	1,986,875	2,883,881
Adjustment for:
Depreciation and amortization	997,406	974,487
Residual value of property, plant and equipment and intangible assets written-off	16,893	11,528
Allowance for doubtful accounts	126,005	87,480
Provision and inflation adjustment	50,794	138,571
Interest calculated on loans and financing payable	391,455	296,665
Inflation adjustment and foreign exchange gains (losses) on loans and financing	1,153,748	(86,081)
Interest and inflation adjustment losses	20,886	6,948
Interest and inflation adjustment gains	(55,069)	(28,710)
Financial charges from customers	(219,514)	(169,194)
Margin on intangible assets arising from concession	(45,829)	(49,299)
Provision for Consent Decree (TAC)	(75,450)	60,670
Equity result	(4,196)	(4,699)
Provision from São Paulo agreement	7,601	318,920
Pension obligations	181,995	228,404
Other adjustments	20,002	(10,332)
	4,553,602	4,659,239
Changes in assets
Trade accounts receivable	555	49,471
Accounts receivable from related parties	45,175	68,390
Inventories	18,725	(65,200)
Recoverable taxes	37,872	31,586
Escrow deposits	(22,960)	(17,678)
Other accounts receivable	(32,403)	(56,751)
Changes in liabilities		-
Trade payables and contractors	(206,041)	(217,200)
Services payable	(16,286)	(392,765)
Accrued payroll and related charges	96,672	79,361
Taxes and contributions payable	(162,720)	(151,611)
Deferred Cofins/Pasep	6,311	(5,828)
Provisions	(193,804)	(209,865)
Pension obligations	(151,518)	(160,699)
Other liabilities	142,676	7,805

Cash generated from operations	4,115,856	3,618,255

Interest paid	(513,176)	(494,094)
Income tax and contribution paid	(514,657)	(784,965)

Net cash generated from operating activities	3,088,023	2,339,196

Cash flows from investing activities
Acquisition of intangibles	(1,366,684)	(1,233,769)
Restricted cash	(6,195)	8,849
Purchases of tangible assets	(23,043)	(12,442)
Increase in investment	(655)	-
Cash receipts from the sale of assets	8,131	-
Net cash used in investing activities	(1,388,446)	(1,237,362)

Cash flow from financing activities
Loans and financing
Proceeds from loans	1,555,670	893,178
Repayments of loans	(1,170,632)	(953,482)
Payment of interest on shareholders'equity	(653,393)	(765,933)
Public-Private Partnership – PPP	(63,469)	(23,528)
Program Contract Commitments	(31,547)	(37,290)
Net cash generated by (used in) financing activities	(363,371)	(887,055)

Cash reduce and cash equivalents	1,336,206	214,779

Represented by:
Cash and cash equivalents at beginning of the year	2,283,047	1,886,221
Cash and cash equivalents at end of the year	3,619,253	2,101,000
Cash reduce and cash equivalents	1,336,206	214,779

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: November 9, 2018

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.